China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province
China 475002

April 2, 2009

By EDGAR Transmission and by Hand Delivery
Edward M. Kelly, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Valves Technology, Inc.
Pre-effective Amendment 6 to Registration Statement on Form S-1
Filed March 24, 2009
File No. 333-154159
Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and
Subsequent Exchange Act Reports
File No. 0-28481

Dear Mr. Kelly:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 31, 2009, providing the Staff’s comments with respect to the above referenced Amendment 6 to our Registration Statement on Form S-1 and our Annual Report on Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Pre-effective Amendment 6 to Registration Statement on Form S-1

Our Challenges, page 3

1.	Disclosure here that 30% of sales comes from key distributors is inconsistent with disclosure on page 7 that 80% of sales came from key distributors in 2008. Please reconcile the disclosures.

China Valves Response:   As disclosed on page 7, our distributors currently provide approximately 8% of our total sales revenue but of that 8%, 80% is provided by our ten largest distributors. We have revised the disclosures on page 3 as follows:

“Any loss of the key distributors (currently, 8% of our sales comes from our distributors) , customers or key members of our senior management;”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.
Your discussion of income before income taxes and net income on page 25 excludes the non-cash compensation charge related to the make good provision. Please revise your disclosure to discuss also income before income taxes and net income without excluding the non-cash compensation charge related to the make good provision.

China Valves Response:   We have revised the disclosures that discuss income before income taxes and net income, as follows (added material is underlined, deleted material is struck through):

“Income Before Income Taxes. Income before income taxes decreased $8.4 million, or 98%, to $0.1 million in 2008 from $8.5 million in 2007.  The $8.4 million decrease is related entirely to a $15.0 million non-cash compensation expense incurred as a result of the release of shares pledged as part of our August 2008 financing.  More specifically, when the company achieved earnings targets established in the make good provision in the financing transaction documents and 8,388,688 shares were released to Mr. Bin Li who placed these shares in escrow on behalf of our Chairman and CEO Siping Fang, we had to recognize a compensation expense under US GAAP equal to the fair market value of the returned shares which was $15.0 million. Excluding the $15 million non-cash charge ~~non-cash compensation charge related to the make good provision of $15.0 million~~, income before income taxes increased $6.7 million, or 78%, to $15.1 million in 2008 from $8.5 million in 2007 and as a percentage of revenue decreased slightly by 0.1% in 2008 from 2007.”

“Net Income/Loss. Net income decreased $11.3 million, or 159%, to a net loss of $4.2 million in 2008 from $7.1 million in 2007 due to the non-cash compensation charge of $15.0 million incurred in 2008, which is not deductible for tax purposes.  Excluding the non-cash compensation charge related to the make good provision of $15.0 million, net income increased $3.6 million, or 51%, to $10.8 million in 2008 from $7.1 million in 2007 due to an overall increase in revenue.”

Liquidity and Capital Resources, page 26

3.
You disclose on page 27 that your “net income (after adjusting for the non-cash compensation charge of $14,998,974) increased to $10,762,129.” Please also discuss your net income including the non-cash compensation charge.

China Valves Response:    We have revised the disclosure on page 27 as follows (added material is underlined, deleted material is struck through):

“In 2008, our net income decreased by $11,379,437 from positive net income of $7,142,592 in 2007 to a net loss of $4,236,845 in 2008 and our net cash flow from operating activities decreased by $5,498,771, from net cash provided by operating activities of $4,571,359 in 2007 to net cash used by operating activities of $927,412 in 2008.

In ~~the fiscal year ended December 31~~, 2008, although our net income, ~~(~~after adjusting for the non-cash compensation charge of $14,998,974,~~)~~ increased by $3,847,382 ~~to $10,762,129~~, our net cash flow from ~~used by~~ operating activities was reduced by ~~$927,412, a reduction of~~ $5,498,771 ~~from the net cash provided by operating activities of $4,571,359 in the comparable period of 2007~~.  ”

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

General

4.	Please address the above Management’s Discussion and Analysis and Financial Statements comments in your future filings under the Exchange Act.

China Valves Response:   We will address the above Management’s Discussion and Analysis and Financial Statements comments in our future filings under the Exchange Act.

Item 9A. Controls and Procedures, page 48

(a) Evaluation of Disclosure Controls and Procedures, page 48

5.
We note the conclusion that your disclosure controls and procedures were not effective “to satisfy the objectives for which they are intended.” In future filings, please remove this statement, as it inappropriately qualifies the conclusion as to whether the disclosure controls and procedures are effective.

China Valves Response:     In future filings, we will remove the statement that our disclosure controls and procedures were not effective “to satisfy the objectives for which they are intended”.

(b) Management’s annual report on internal control over financial reporting, page 49

6.	In future filings, please disclose the information required by paragraph (a)(2) of Item 308(T) of Regulation S-K.

China Valves Response:   In future filings, we will disclose the information required by paragraph (a)(2) of Item 308(T) of Regulation S-K by including a statement identifying the framework used by management to evaluate the effectiveness of our internal control over financial reporting.

7.	We note that you have disclosed that during your assessment you identified three material weaknesses in your internal control over financial reporting. We have the following comments:

•	Please confirm to us whether the assessment was completed.

China Valves Response:  We confirm that the assessment was completed.

•
You have not disclosed management’s conclusion as to whether your internal control over financial reporting is effective. Please tell us, and in future filings disclose, management’s conclusion. Refer to paragraph (a)(3) of Item 308(T) of Regulation S-K.

China Valves Response:  Management concluded that our internal control over financial reporting was not effective as of December 31, 2008.  In future filings, we will include a statement of management’s conclusion in this regard.

•	Please tell us, and in future filings disclose, the impact of each control deficiency on all significant aspects of your financial statements.

China Valves Response:  The identified control deficiencies relate to: (a) accounting and finance personnel weaknesses and, specifically, the lack of US GAAP expertise; (b) lack of an internal audit function; and (c) lack of an internal audit system, which renders ineffective our ability to prevent and detect control lapses and errors in the accounting of certain key areas like revenue recognition, purchase approvals, inter-company transactions, cash receipt and cash disbursement authorizations, inventory safeguard and proper accumulation for cost of products.

These deficiencies resulted in material adjustments to revenue, additional allowance for bad debt, inventory carrying value, R&D expenses and capitalized interest to fixed assets and construction in process in the Company’s 2008 preliminary financial statements which were corrected prior to issuance.

Management has conducted, with the participation of our Chief Executive Officer and our Chief Financial Officer, an assessment, including testing of the effectiveness of our internal control over financial reporting as of December 31, 2008.  Management’s assessment of internal control over financial reporting was based on the framework in  Internal Control over Financial Reporting – Guidance for Smaller Public Companies  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above evaluation, Management concluded that our system of internal control over financial reporting was ineffective as of December 31, 2008.

8.
We note the disclosure regarding the steps you identified as needed to remediate the material weaknesses. Please tell us, and in future filings disclose the actual steps you have taken to date to remediate the material weaknesses.

China Valves Response:   In April 2008, we engaged a CPA firm to serve as our accounting advisor on US GAAP and related matters and we expect to continue to use their services until such time as our personnel develop the requisite expertise or until we determine to hire additional personnel with that expertise.

In December 2008, we established an Audit Committee. Our Audit Committee comprises Peter Li, William Haus and Zengbiao Yu, all of whom are independent directors. Peter Li serves as the chairman of the Audit Committee. The Audit Committee is primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. Mr. Li serves as our Audit Committee financial expert as that term is defined by the applicable SEC rules.

In January 2009, we hired Thomas Wu as our internal control director.  He will be responsible for addressing the weaknesses identified and implementing specific controls and procedures to remediate those weaknesses. Before joining the Company, Mr. Wu worked as an auditor with PricewaterhouseCoopers from August 2002 to October 2008. His last position at PricewaterhouseCoopers was as an audit manager.

(c) Changes in internal control over financial reporting, page 32

9.
We note your disclosure that “[e]xcept as described above, there were no changes in your internal control over financial reporting during the fourth quarter of our fiscal year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” Please tell us, and in future filings revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

China Valves Response:   There were changes in our internal control over financial reporting that occurred during the fourth quarter of our fiscal year ended December 31, 2008 that are reasonably likely to materially affect our internal control over financial reporting. We established an Audit Committee in December 2008. Our audit committee is responsible for evaluating the selection and quality of our accounting policies, including significant judgments and estimates made by management.  Additionally, it monitors our system of internal control over financial reporting. We believe that the Audit Committee has strengthened our internal control over financial reporting. As we continue to remediate the control deficiencies identified, we will make clear in future filings that there have been no adverse changes in our internal control or that identified weaknesses have been remediated, as appropriate.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Siping Fang
Siping Fang
Chief Executive Officer